UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): March 11, 2011

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On March 11, 2011, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the year ended December 31, 2010. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated March 11, 2011 containing financial information and accompanying discussion for the year ended December 31, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: March 11, 2011

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE Exhibit 99.1

Company: National Bancshares Corporation
OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: March 11, 2011

National Bancshares Corporation Announces 2010 Net Income of $1,325,000

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $1,325,000 for the year ended December 31, 2010, a decrease of $284,000 or 17.7% from $1,609,000 in 2009. Per share earnings were $0.60 for 2010 compared to $0.73 for 2009. Net income for the three months ended December 31, 2010 was $8,000 compared to $315,000 for the same period in 2009. For the fourth quarter basic and diluted earnings per share were $0.01 compared to $0.14 for the fourth quarter of 2009.

Full-Year 2010 Business Highlights:

- Net interest income for the year increased $54,000 to $12,282,000, an increase of 0.4% compared to $12,228,000 for the same period in 2009, the highest level of net interest income in the Bank's history.
- Visa check card interchange fees were $442,000 in 2010, an increase of 25.2% compared to $353,000 in 2009.
- New commercial loans totaled approximately $24,000,000 and fee income from commercial loans was $247,000.
- Total deposits increased $17.8 million or 6.1% from $291.4 million as of December 31, 2009 to $309.1 million as of December 31, 2010.
- Federal Home Loan Bank advances decreased $12.0 million during 2010 as high interest rate borrowings were paid off at maturity.

Full-Year 2010 Financial Summary:

Net interest income for 2010 was $12,282,000, an increase of 0.4% from $12,228,000 for 2009. Net interest income was positively impacted by the growth in average balances of loans, securities and deposits and a decrease in the cost of funds, partially offset by a decline in the yield on earning assets.

Earnings for 2010 were negatively impacted by the $2,229,000 provision for loan losses, an increase of $400,000 compared to the same period in 2009. The increase in the provision was primarily related to charge offs totaling $1,663,000 for two commercial loans.

Noninterest income for 2010 increased $218,000 or 7.3%, from $2,972,000 in 2009 to $3,190,000 in 2010. The change is primarily related to the increase in income from visa check card interchange fees, checking account fees and deposit account service fees.

Noninterest expense for 2010 was $11,847,000, an increase of 4.3% from $11,364,000 in 2009. The increase was driven by salaries and employee benefits of $271,000, data processing of $124,000, occupancy of $175,000 and professional and consulting fees of $103,000 offset by reductions in other noninterest expense categories.

December 31, 2010 Financial Condition:

Total assets increased 1.0% to $374.1 million as of December 31, 2010, from $370.2 million at December 31, 2009. Securities available for sale totaled $138.0 million as of December 31, 2010, compared to $130.2 million at December 31, 2009. Loans, net of allowance for loan losses decreased $3.4 million to $190.7 million as of December 31, 2010, compared to $194.1 million at December 31, 2009. Deposits increased 6.1% to $309.1 million as of December 31, 2010, compared to $291.4 million at December 31, 2009. Shareholders' equity increased 0.2% to $39.0 million at the end of 2010, from $38.9 million at the end of 2009. Accumulated other comprehensive income decreased to $1.9 million as of December 31, 2010, compared to $2.5 million as of December 31, 2009. The change in accumulated other comprehensive income was a result of a decrease in unrealized gains on securities available for sale.

The allowance for loan losses decreased from $2,906,000 as of December 31, 2009 to $2,585,000 at December 31, 2010, or from 1.48% of total loans at year-end 2009 to 1.34% at December 31, 2010. The provision for loan losses for 2010 was $2,229,000, compared to $1,829,000 in 2009. Total nonperforming loans decreased from $5.2 million as of December 31, 2009 to $4.9 million at December 31, 2010. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due between 30 and 89 days remained constant at $1.7 million as of December 31, 2010 and 2009. In 2010, total classified loans decreased from $14.6 million to $12.5 million. Management believes the allowance for loan losses is adequate as of December 31, 2010.

Fourth-Quarter 2010 Financial Summary:

Net interest income for the quarter ended December 31, 2010 was $2,949,000, a decrease of 6.4% from $3,150,000 for the same period in 2009.

Earnings for the quarter were negatively impacted by the $879,000 of provision for loan losses. The provision for the quarter was primarily related to a $463,000 partial charge-off of a line of credit to a construction company.

Noninterest income for the three month period ended December 31, 2010 decreased 23.8%, from $976,000 in 2009 to $744,000 in 2010. The change is primarily related to a decline in net gains recorded on the sale of securities from $383,000 in the quarter ended December 31, 2009, compared to $45,000 for the same period in 2010.

Noninterest expense for the quarter ended December 31, 2010 was $2,969,000, an increase of 3.2% from $2,878,000 in 2009. The increase in noninterest expense was due primarily to salaries and employee benefits, data processing and occupancy expense being slightly higher for the quarter ended December 31, 2010, compared to the same period in 2009.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2009. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009
Cash and cash equivalents	$12,837	$21,805	$25,975	$28,832	$8,124
Securities available for sale	138,033	131,799	131,734	123,539	130,241
Loans, net	190,685	195,004	191,078	191,483	194,071
Deposits	309,134	309,296	309,080	306,006	291,373
Repurchase agreements	7,747	6,551	6,980	6,893	6,105
Federal Home Loan Bank advances	15,000	25,000	25,000	25,000	27,000
Shareholders' equity	38,981	40,585	39,977	39,666	38,903
Total assets	374,096	385,108	384,340	381,325	370,228

Income Statement Data: (dollars in thousands, except per share data)	Year ended		
	Dec 31, 2010	Dec 31, 2009	Change
Interest income	$15,501	$16,465	(5.9) %
Interest expense	3,219	4,237	(24.0) %
Net interest income	12,282	12,228	0.4 %
Provision for loan losses	2,229	1,829	21.9 %
Net interest income after provision for loan losses	10,053	10,399	(3.3) %
Noninterest income	3,190	2,972	7.3 %
Noninterest expense:			
Salaries and employee benefits	5,550	5,279	5.1 %
Data processing	1,033	909	13.6 %
Net occupancy	1,231	1,056	16.6 %
Professional and consulting fees	685	582	17.7 %
FDIC assessment	520	605	(14.0) %
Other	2,828	2,933	(3.6) %
Total noninterest expense	11,847	11,364	4.3 %
Income before income taxes	1,396	2,007	(30.4) %
Income taxes	71	398	(82.2) %
Net income	$1,325	$1,609	(17.7) %
Earnings per share, basic and diluted	$0.60	$0.73	(17.8) %
Weighted average shares outstanding	2,205,973	2,202,457	

	Three months ended		
	Dec 31, 2010	Dec 31, 2009	Change
Interest income	$3,704	$4,082	(9.3) %
Interest expense	755	932	(19.0) %
Net interest income	2,949	3,150	(6.4) %
Provision for loan losses	879	902	(2.5) %
Net interest income after provision for loan losses	2,070	2,248	(7.9) %
Noninterest income	744	976	(23.8) %
Noninterest expense:			
Salaries and employee benefits	1,435	1,276	12.5 %
Data processing	275	239	15.1 %
Net occupancy	314	267	17.6 %
Professional and consulting fees	115	180	(36.1) %
FDIC assessment	122	93	31.2 %
Other	708	823	(14.0) %
Total noninterest expense	2,969	2,878	3.2 %
Income (loss) before income taxes	(155)	346	(144.8) %
Income taxes	(163)	31	(625.8) %
Net income	$8	$315	(97.5) %
Earnings per share, basic and diluted	$0.01	$0.14	(92.9) %
Weighted average shares outstanding	2,205,973	2,202,721	

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Dec 2010	Sep 2010	Jun 2010	Mar 2010
Interest income	$3,704	$3,919	$3,920	$3,958
Interest expense	755	799	819	846
Net interest income	2,949	3,120	3,101	3,112
Provision for loan losses	879	228	615	507
Net interest income after provision for loan losses	2,070	2,892	2,486	2,605
Noninterest income	744	1,209	612	625
Noninterest expense	2,969	2,947	3,002	2,929
Income (loss) before income taxes	(155)	1,154	96	301
Income taxes	(163)	288	(62)	8
Net income	$8	$866	$158	$293
Earnings per share				
Basic and Diluted	$0.01	$0.39	$0.07	$0.13
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,205,973	2,205,973	2,205,973

	Dec 2009	Sep 2009	Jun 2009	Mar 2009
Interest income	$4,082	$4,026	$4,149	$4,208
Interest expense	932	954	1,136	1,215
Net interest income	3,150	3,072	3,013	2,993
Provision for loan losses	902	576	228	123
Net interest income after provision for loan losses	2,248	2,496	2,785	2,870
Noninterest income	976	595	756	645
Noninterest expense	2,878	2,806	2,945	2,735
Income before income taxes	346	285	596	780
Income taxes	31	18	142	207
Net income	$315	$267	$454	$573
Earnings per share				
Basic and Diluted	$0.14	$0.12	$0.21	$0.26
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,202,721	2,202,368	2,202,368	2,202,368